December 2, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Investors Trust (on behalf of ING American Funds World Allocation Portfolio) (File No. 333-170127)

Dear Mr. Foor:

This letter responds to the comments that were provided in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING American Funds World Allocation Portfolio (the “Acquiring Portfolio”), a series of ING Investors Trust (the “Registrant”), on October 25, 2010.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING Morgan Stanley Global Tactical Asset Allocation Portfolio, another series of the Registrant (the “Acquired Portfolio” and together with the Acquiring Portfolio, the “Portfolios”) with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement which will be filed on or about December 2, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)     Comment. Board Considerations - Page 18.

a.  Comment.  Please explain how the Board applied the factors it considered to its decision.  In addition, please state the Board’s conclusions as to these material factors.  For example, the statement that the Board considered the changes to the investment objectives, policies, restrictions, management and portfolio holdings does not provide insight into the Board’s consideration of these items and their connection to the Board’s recommendations.

Response: As it is currently disclosed in the Registration Statement, the Board has determined that the interests of the shareholders of each Portfolio will not be diluted as a result of the Reorganization, and that the Reorganization is in the interests of each Portfolio and its shareholders.  The determination was made after the Board’s considerations of detailed information on the facts and circumstances of the Reorganization, including the changes in the investment objectives, policies, restrictions, management and portfolio holdings of the Portfolios; the costs of the Reorganization, etc.  In evaluating all of these factors, the parties have no reason to believe that any single factor was controlling or determinative, and the Board did not make any conclusion with respect to each individual factor.  Further, the Registrant believes that there is no requirement to disclose in the Registration Statement on Form N-14 the detailed discussion of factors considered by the Board for the Reorganization.

b.  Comment.  Clarify the “direct and indirect costs” the Board considered that would be borne by each Portfolio and their shareholders. Please specifically address whether the Board considered transaction costs to be borne by shareholders in connection with the Reorganization. Per prior comment, please detail how the Board applied its consideration of costs to its decision to recommend the Reorganization.

Response: The “direct costs” refer to the expenses of the Reorganization, which as disclosed in the section “Expenses of the Reorganization” “shall include, but not be limited to, the costs associated with the preparation of any necessary filings with the SEC, printing and distributing the Proxy Statement/Prospectus and proxy materials, legal fees, accounting fees, securities registration fees, and expenses of holding the Special Meeting.”  The “indirect costs” refer to the costs as a result of the portfolio transitioning, including the estimated transactional costs associated with any anticipated transition in the sales of the Acquired Portfolio holdings and the purchases of portfolio holdings for the Acquiring Portfolio.  The Registrant notes that with respect to each proposed reorganization of the ING Funds, briefing materials given to the Board include estimates on the direct and indirect costs of the proposed reorganization, and the costs and benefits of the proposed reorganization are routinely scrutinized by a committee of the Board, which then reports to the full Board.

With respect to the requested disclosure of the Board consideration of the costs of the Reorganization in detail, please see our response to Comment 1(a) above.

2)     Comment. Portfolio Transitioning - Page 19.  Please explain the relevance for tax qualified investors the disclosure as to the potential realization of taxable gains or losses for the portfolios from the transitioning.

Response:  The current disclosure on page 19 states that the portfolio transitioning “may result in the realization of taxable gains or losses for either or both Portfolios.”  If either Portfolio had any shareholder who is not tax-exempt, the shareholder would be taxed when the gains or losses are distributed to the shareholder and thus it would be important for that shareholder to be informed of the tax consequences.  However, since shareholders of the Portfolios are separate accounts of insurance companies and qualified pension and retirement plans, which are tax-exempt, they are generally not subject to any tax consequences as a result of the portfolio transitioning.  Accordingly, the current disclosure generally may not be relevant to shareholders of the Portfolios and as a practical matter may not be necessary.  As a result, the Registrant has deleted this disclosure in the Registration Statement.

II.            MISCELLANEOUS

3)     Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.           ACCOUNTING COMMENTS

4)     Comment: Please provide a footnote to the fee table disclosing total dollar amount of reorganization costs paid by the Portfolios, if any, and the associated per share amount of these costs.

Response:  As disclosed in the section “Expenses of the Reorganization” on page 19 of the Registration Statement, the investment adviser of the Portfolios pays for the expenses of the Reorganizations.  Since the Portfolios do not pay for these expenses, the Registrant does not disclose the dollar amount in the Registration Statement.  Further, this information is not required to be disclosed in a footnote to the fee table.  The Registrant notes that the fee table in the Registration Statement complies with the format prescribed in Item 3 of Form N-1A as it is required under Form N-14, Item 3.

5)     Comment: Please disclose an estimate of the percentage of securities to be sold as part of the transitioning in connection with the Reorganization, no matter if these sales will occur before or after the merger.

Response. All of the Acquired Portfolio’s holdings are expected to be sold prior to the closing of the Reorganization.  This is disclosed in the section “Portfolio Transitioning” on page 18 of the Registration Statement.

6)     Comment.  Please disclose the portfolio transaction costs that are expected to be generated as a result of the portfolio transitioning.

Response.  Because management, and none of the Portfolios, is expected to pay for the transition costs associated with the transition, the Registrant does not disclose the estimated transition costs in the Registration Statement.

7)     Comment:  If applicable and regardless of the portfolio transitioning, include a footnote to the Portfolios of Investments that states that the investments of the Acquired Portfolio comply with the compliance guidelines and investment restrictions of the Acquiring Portfolio.

Response.  Pursuant to our discussion with the staff regarding this comment, the Registrant will add a footnote to the Portfolios of Investments to state that all of the Acquired Portfolio’s holdings are expected to be sold shortly prior to the closing of the Reorganization, and that after the closing of the Reorganization the Acquiring Portfolio may not be immediately fully invested in accordance with its stated investment strategies.  This disclosure is consistent with the disclosure currently provided in the section “Portfolio Transitioning.”

8)     Comment: In light of the factors set forth in North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (the “NAST letter”), please provide a written justification for the choice of the accounting survivor in the Reorganization.

Response:  The Acquiring Portfolio has been selected as the accounting survivor in the Reorganization because the combined portfolio after the Reorganization (the “Combined Portfolio”) will most closely resemble the Acquiring Portfolio when we compare the factors pursuant to the analysis in North American Security Trust.

First, the Acquiring Portfolio is larger than the Acquired Portfolio (about $124.1 million v. $72.3 million, respectively, as of July 31, 2010).  Second, the Acquiring Portfolio and the Combined Portfolio have the same portfolio managers, which are different from those of the Acquired Portfolio.  Third, the Acquiring Portfolio’s investment strategies, which are different from those of the Acquired Portfolio, will survive in the Combined Portfolio after the Reorganization.  More specifically, the Acquired Portfolio directly invests in portfolio securities, while the Acquiring Portfolio and the Combined Portfolio after the Reorganization are funds of funds that invest in a combination of other mutual funds.  In addition, the Combined Portfolio’s portfolio composition after the transition is expected to resemble that of the Acquiring Portfolio.  Finally, it is expected that the fee structure of the Combined Portfolio will be the same as the fee structure of the Acquiring Portfolio and different from that of the Acquired Portfolio.

*              *              *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Chris Okoroegbe at 408.477.2278.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

December 2, 2010

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Investors Trust (on behalf of ING American Funds World Allocation Portfolio) (File No. 333-170127)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP